Exhibit (a)(1)(A)
FORD MOTOR COMPANY IS NEUTRAL ON TRACINDA TENDER OFFER
The Offer
     On May 9, 2008, Tracinda Corporation (“Tracinda”), a corporation wholly owned by Kirk Kerkorian, commenced a tender offer to purchase up to 20 million shares of common stock, par value $0.01 per share (the “Common Stock”), of Ford Motor Company (“Ford”) at a purchase price of $8.50 per share, net to the seller in cash (the “Offer Price”), on the terms and subject to the conditions set forth in Tracinda’s Offer to Purchase dated May 9, 2008 and related Letter of Transmittal (the “Offer”). According to the Schedule TO, the Offer expires on June 9, 2008 at 5 p.m., New York City time, unless the Offer is extended. The shares sought in the Offer represent just under 1% of Ford’s outstanding Common Stock.
     According to the statements filed with the Securities and Exchange Commission (the “SEC”), Tracinda and its affiliates owned 100 million shares of Common Stock, representing approximately 4.6% of the outstanding shares of Common Stock, as of May 9, 2008. If Tracinda purchases the 20 million shares of Common Stock sought in the Offer, Tracinda’s ownership interest in Ford would increase to approximately 5.5% of the outstanding shares of Common Stock.
Ford Is Neutral on Tracinda Tender Offer
     At a special meeting of the Board of Directors (the “Board”) on May 20, 2008, the Board received an update from management on the state of the U.S. economy and Ford’s current operations and business plan. The Board also received a presentation regarding the Offer and Ford’s response thereto. The presentation reviewed the terms and conditions of the Offer and various matters relating thereto, including, among other things: the proposed timeline for the Offer; the percentage of the shares of Common Stock currently owned by Tracinda; the percentage stake in Ford sought to be acquired by Tracinda in the Offer; the fact that Tracinda indicated it was making the Offer because it believes Ford is an attractive investment and that it does not have a present intent to acquire or influence control over the business of Ford; the potential proration mechanism of the Offer in the event of oversubscription; the potential tax consequences to the stockholders as a result of participating in the Offer; the circumstances under which the amount of shares of Common Stock sought to be acquired in the Offer could be increased; the circumstances under which the Offer could be extended or terminated; the circumstances under which other terms and conditions of the Offer could be changed; and the requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. A presentation from Goldman, Sachs & Co. (“Goldman Sachs”), financial advisor to Ford, reviewed recent Common Stock price performance and trading activity, various other tender offers by Tracinda and/or Mr. Kerkorian and certain factors influencing the current market price of the Common Stock. Management then reviewed with the Board its assessment of the Offer. Representatives of Hogan & Hartson LLP, counsel to Ford (“Hogan & Hartson”), and Richards, Layton & Finger, P.A., Delaware counsel to Ford (“Richards Layton”), addressed with the Board its fiduciary duty obligations in making its recommendation to Ford’s stockholders with respect to the Offer and various matters pertaining to the Board’s potential response to the Offer. The Board then considered Ford’s obligation pursuant to the federal securities laws to issue a statement on Schedule 14D-9 and made the determination discussed below.

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     The Board determined by unanimous vote of the directors present that Ford would express no opinion and would be neutral with respect to the Offer. For the following reasons and based on these factors, the Board determined that Ford would express no opinion to its stockholders and would be neutral with respect to the Offer:
•	Tracinda seeks a small percentage of the outstanding shares of Common Stock pursuant to the Offer (approximately 1%) and, according to the information set forth in the Offer to Purchase, the Offer would result in Tracinda beneficially owning approximately 5.5% of the outstanding shares of Common Stock;

•	Tracinda stated that it is making the Offer because it believes that Ford is an attractive investment and that it does not have a present intent to acquire or influence control over the business of Ford;

•	the small percentage of Common Stock sought by Tracinda, coupled with Tracinda’s statement that it does not have a present intent to acquire or influence control, would not be expected to interfere with Ford’s ability to execute its business plan and strategies; and

•	holders of shares of Common Stock tendered and accepted pursuant to the Offer will be precluded, with respect to shares of Common Stock purchased in the Offer, from having the opportunity to participate in any future benefits arising from continued ownership of those shares of Common Stock.
     You should understand that the Board did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the foregoing reasons and factors, and different members of the Board may have given different weight to different reasons and factors in reaching their individual conclusions.
     Ford has not made a determination as to whether the Offer is fair to, or in the best interests of, its stockholders and is not making a recommendation regarding whether Ford’s stockholders should participate in the Offer. Ford urges each stockholder to make its own decision regarding the Offer, including, among other things, the adequacy of the Offer Price (based on all of the available information and in light of the stockholder’s own investment objectives), the stockholder’s view with respect to Ford’s prospects and outlook, the matters considered by the Board (as noted above), and any other factors that the stockholder deems relevant to its investment decision.
     The fact that the Board is not expressing an opinion and is remaining neutral with respect to the Offer is not, and should not be interpreted to be, any indication of the position the Board would take with respect to any effort by Tracinda or any other person to take any actions to further increase its holdings in Ford, or to seek by any means to exercise control of, or a controlling influence with respect to, Ford.
     To Ford’s knowledge, after making reasonable inquiry, none of its directors, executive officers, or affiliates currently intend to tender into the Offer any shares of Common Stock held by them.
     Ford is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer of Ford’s securities, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Ford, (iii) any purchase, sale or transfer of a material amount of assets of Ford or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Ford. Additionally, there are no transactions, board resolutions, agreements in principle or signed contracts in response to or that relate to the Offer.

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     The Board and management of Ford remain committed to enhancing value for all of Ford’s stockholders by continuing to execute the four key priorities of its business plan: (i) aggressively restructure to operate profitably at the current demand and changing model mix; (ii) accelerate the development of new products that customers want and value; (iii) finance the plan and improve the balance sheet; and (iv) work together effectively as one team to leverage global resources. In the ordinary course of business, and independent of the Offer, Ford may from time to time consider various transactions, arrangements, and opportunities in support of these priorities. Ford will continue to communicate with stockholders regarding these matters.
Other Information
     Ford has been receiving advice from Goldman Sachs in connection with the Offer.
     Other than as set forth in Item 6—“Interest in Securities of the Subject Company” of the Schedule 14D-9, no transactions in Common Stock have been effected during the past 60 days by Ford or any of its subsidiaries or, to the best of Ford’s knowledge by any director, executive officer, or affiliate of Ford.
     Ford is incorporating herein by reference pages 17 through 79 of the Ford Proxy Statement on Schedule 14A filed with the SEC on April 4, 2008, which are also part of the Schedule 14D-9, and which set forth arrangements and actual and potential conflicts of interest between Ford and its directors, executive officers, and affiliates.
     Important detailed information relating to the Offer and the Board’s position is contained in the Schedule 14D-9 that is incorporated by reference herein and that was filed by Ford with the SEC. The Board urges each stockholder to read the Schedule 14D-9 prior to making any decision regarding the Offer. A copy of Ford’s Schedule 14D-9 is available without charge at Ford’s website, “www.ford.com,” or at the SEC’s website, “www.sec.gov.” Written and telephone requests by Ford’s stockholders for copies of Ford’s Schedule 14D-9 should be directed to:
Shareholders Relations Department
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, Michigan 48126-1899
stockinf@ford.com
(800) 555-5259
(313) 845-8540

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